December 13, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attention:	Michael Clampitt, Division of Corporation Finance
Jessica Livingston, Division of Corporation Finance
Eric Envall, Division of Corporation Finance

Re:	Community Choice Financial Inc.
Annual Report on Form 10-K for the fiscal year ended December 31, 2016
Filed March 29, 2017
File No. 001-35537

Ladies and Gentlemen:

Community Choice Financial Inc., an Ohio corporation (the “Company”), is submitting this letter in response to the comment letter from the staff of the Securities and Exchange Commission (the “Commission”) dated November 9, 2017 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016.

The Company is still reviewing the Comment Letter and the Company is now requesting that it be allowed to respond on or before December 15, 2017.  This additional time will enable the Company to complete its consultation with the appropriate individuals in order to fully and adequately respond to the Commission’s comments.

If you have any questions regarding the foregoing, please contact the undersigned at (614) 798-5900

Very truly yours,

COMMUNITY CHOICE FINANCIAL INC.

By:	/s/ Michael Durbin
Name:	Michael Durbin
Title:	Chief Financial Officer